[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

                            Writer’s Direct Dial: (212) 225-2234

                                    E-Mail: ggoldman@cgsh.com

October 31, 2005

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Karen J. Garnett

Re:	iShares® GSCI® Commodity-Indexed Trust
iShares® GSCI® Commodity-Indexed Investing Pool LLC
Amendment No. 1 to Registration Statement on Form S-1
Registration No. 33-126810
Filed August 18, 2005

Dear Ms. Garnett:

On behalf of our client, Barclays Global Investors International, Inc. (“BGI”), we are electronically transmitting for filing Amendment No. 2 (“Amendment No. 2”), further amending the above referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2005. Amendment No. 2 is marked to show changes from the Amendment No. 1. Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 15, 2005. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

Securities and Exchange Commission, p. 2

STAFF COMMENTS AND RESPONSES—REGISTRATION STATEMENT:

General

1.	We consider the sale of shares by the Trust to the Initial Purchaser and to the Authorized Participants and the resale of these shares by the Initial Purchaser and the Authorized Participants to investors as one offering by the Trust through the Initial Purchaser and the Authorized Participants, which are acting as underwriters. Please confirm to us that the Initial Purchaser and the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page and the Plan of Distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, is clearly disclosed.

BGI confirms to the Staff that the Distribution Agreement and any Authorized Participant Agreements will require the Initial Purchaser and any Authorized Participants, respectively, to deliver a prospectus in connection with their resales of units of beneficial interest (“Shares”) in the iShares® GSCI® Commodity-Indexed Trust (the “Trust”) received from the Trust, to the extent required under the Securities Act of 1933, as amended (the “Securities Act”), and the regulations thereunder.

The requested disclosure as to the terms of the offering has been added to the cover page and at page 63.

2.	We note that the offering includes sales by the Trust to Authorized Participants at prices to be determined by the Trust, and sales by the Initial Purchaser and the Authorized Participants to investors at prices to be determined by such Initial Purchaser and Authorized Participant, respectively. Please provide an analysis of whether this offering should be viewed as an at-the-market-offering for purposes of Rule 415(a)(4).

The offering of Shares by the Trust, in BGI’s view, does not constitute an at-the-market offering for purposes of Rule 415(a)(4) under the Securities Act. As an initial matter, the offering should not be considered as being made “at other than a fixed price” for purposes of Rule 415(a)(4). Although the price at which the Trust will offer Shares to Authorized Participants will not be the same on each business day, it will be determined based on the same formula and, significantly, will not be based on the current market price of the Shares. Specifically, on each day the Trust will offer Shares to Authorized Participants at the net asset value per Share as of the close of that business day. Authorized Participants will be entitled to purchase at such net asset value per Share on that day, regardless of the market trading price for the Shares at that time. The offering is thus different from a more typical at-the-market offering in which shares are sold by the issuer at a price equal to (or based on) the current market price of the Shares. Although the Authorized Participants bear the risk of changes in market price from the price at which they purchase Shares from the Trust, and may be constrained by the current market price in their ability to resell Shares, that is consistent with the position of an underwriter in a fixed price offering.

Securities and Exchange Commission, p. 3

In addition, although the Shares will be listed on a national securities exchange, BGI does not anticipate that the Trust’s sale of Shares to Authorized Participants will be made on or through the facilities of a national securities exchange, as contemplated by the definition of at-the-market offering in Rule 415(a)(4). An Authorized Participant, if it elects to resell Shares purchased from the Trust, will not be obligated to do so in any particular manner. Although an Authorized Participant could choose to resell Shares on the exchange, it is expected that, if an Authorized Participant elects to resell Shares, in many cases it will do so directly to its customers.

BGI notes that in the amendments to Rule 415 as part of the Commission’s recent Securities Offering Reform regulations, which are to become effective as of December 1, 2005, the phrase “on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange” in Rule 415(a)(4) has been deleted. BGI is not aware of any discussion of the purpose or rationale for this change in either the proposing or the adopting releases for the new regulations. BGI notes in this regard that the new regulations generally purport to reduce, rather than increase, the restrictions on at-the-market offerings. In light of the background to the Rule 415 amendments, BGI does not believe that this change should be interpreted as imposing an additional burden on sales by issuers where there is an existing trading market.

Furthermore, this product does not raise the concerns intended to be addressed by the at-the-market offering restrictions, including the adequacy of disclosure and the prevention of disorderly markets. Although the Trust will not initially be a seasoned issuer, concerns about the transparency of its activities should be much more limited than in the case of a typical operating company, given the limited activities that the Trust will undertake—an indirect investment through the iShares® GSCI® Commodity-Indexed Investing Pool LLC (the “Investing Pool”) in a single type of futures contract. In addition, the ability to create new Shares at any time, among other features of this product, is intended to cause the market price of the Shares generally to track the net asset value per Share, which should limit, rather than increase, the risk of disturbances in the market. BGI notes that in this respect, the Trust operates in a manner similar to other exchange-traded funds, which trade at a price that generally tracks, but is not identical to, their net asset value and which, as open-end management companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”), are not subject to the at-the-market offering limitations of Rule 415.

3.	Please provide an analysis of whether this offering should be viewed as a delayed offering subject to the requirements of Item 415(a)(1)(x). Your analysis should address both the offering to Authorized Participants and the offering to persons who purchase shares from the Authorized Participants. Your analysis should also address whether Authorized Participants may purchase shares from the Trust and then hold such shares for a period of time prior to offering them to other investors.

This offering should be considered a continuous offering in accordance with the provisions of Rule 415(a)(1)(ix) under the Securities Act, rather than a delayed offering subject to Rule 415(a)(1)(x) under the Securities Act. BGI expects that once the Registration Statement becomes effective, the Trust will stand ready to sell additional Shares to Authorized Participants

Securities and Exchange Commission, p. 4

on each business day, and the Trust Agreement and Authorized Participant Agreement have been structured accordingly. The offering thus is intended to satisfy the requirements of Rule 415(a)(1)(ix) that the offering of securities be commenced promptly following the effectiveness of the registration statement, be made on a continuous basis and continue for a period in excess of 30 days. Although the Trust may, in limited circumstances, suspend the issuance of new Shares, this should not cause this offering to viewed as “delayed” rather than “continuous” or otherwise affect this analysis.1

As noted by the Staff in its comments, an Authorized Participant may resell any Shares purchased from the Trust at a time of its choosing or choose to hold those Shares for its own account. The Trust will have no right to direct or influence an Authorized Participant’s decision whether, or when, to resell any such Shares. BGI does not believe, however, that an Authorized Participant’s ability to determine the timing of any resales of Shares for its own account should affect the analysis that this offering is, from the perspective of the Trust, continuous.

4.	We note the disclosure concerning your redemption procedure on page 5. Please provide us a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

The right of Authorized Participants, pursuant to an Authorized Participant Agreement and the terms of the Shares, to require the Trust to redeem blocks of 50,000 Shares (each such block, a “Basket”), does not, in BGI’s view, constitute a tender offer for purposes of Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended. Rather, this is effectively a put or redemption right, analogous to the put or redemption features of many bonds and other securities.

This distinction is consistent with the definition of tender offer in relevant caselaw.2 Specifically, the Trust will not, by virtue of redeeming Shares in accordance with their terms at the election of an Authorized Participant, undertake any active or widespread solicitation of any holders of the Shares to sell their Shares to the Trust. The Trust will not publicly announce any purchasing program with respect to the Shares. The Trust will not be engaged in aggressive solicitation of holders of Shares or other pressure-creating tactics that are characteristic of a tender offer. In addition, Baskets will be redeemed for an amount of GSCI® Excess Return Futures Contracts (“CERFs”) and cash (or, in the discretion of the trustee of the Trust (the “Trustee”), short-term securities in lieu of cash) equal to the net asset value of each Basket rather than for a premium over the then-prevailing market price, as would be typical in a tender offer. Authorized Participants will be permitted to redeem their Baskets at any time and in their sole discretion, subject to providing one day’s written notice to the Trustee of their election to do so. Redemptions will not be conditioned on holders of a minimum or maximum number of Baskets electing to redeem their Baskets.

[1]	In this regard, see Sears Receivables Financing Group, Inc. (publicly available July 1, 1991).
[2]	See, e.g., Wellman v. Dickinson, 475 F. Supp 783 (S.D.N.Y. 1979), aff’d. 682 F.2d 355 (2d. Cir. 1982); SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Hawson Trust PLC v. SCH Corp., 774 F.2d 47 (2d Cir. 1985).

Securities and Exchange Commission, p. 5

Accordingly, in BGI’s opinion, the Trust will not be engaged in a tender offer merely by virtue of performing its obligations pursuant to the redemption feature of the Shares.

5.	We note that the Investing Pool is organized as an LLC. Please provide the information described in Industry Guide 5 with respect to the Investment Pool.

Revisions have been made throughout the prospectus to provide information described in Industry Guide 5 with respect to the Investing Pool to the extent applicable in the context of this offering.

6.	Please provide us with a complete copy of any sales material, including all illustrations and other inserts, in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

There is currently no intention to include any artwork or graphics in the prospectus. BGI undertakes to provide to the Staff copies of any sales material other than the prospectus that will be used in connection with this offering prior to its being used.

7.	It appears that the Trust and the Investing Pool may be investment companies as defined under the Investment Company Act of 1940. Please provide us with a written explanation within 30 days of receipt of this letter as to why you believe that neither the Trust nor the Investing Pool is an investment company subject to registration and regulation under the Investment Company Act.

In accordance with published positions of staff of the Division of Investment Management in the context of commodity pools, neither the Trust nor the Investing Pool will be an investment company subject to registration or regulation under the Investment Company Act.

The Investing Pool

As is apparent from the description of its activities in the prospectus, the Investing Pool will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Investment Company Act. The assets of the Investing Pool will consist of (1) positions in CERFs, which are futures contracts and are not themselves securities (as discussed in the response to comment 34) and (2) cash or short-term securities pledged as margin to collateralize the Investing Pool’s CERF positions. If the assets pledged as margin are cash or government securities, they will not constitute investment securities, and, as a result, the Investing Pool will also not constitute an investment company under Section
3(a)(1)(C) of the Investment Company Act.

Even if the margin assets constitute investment securities, however, and the Investing Pool would therefore otherwise fall within the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, the Investing Pool is exempt under Section 3(b)(1) of the Investment Company Act because it is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities—notably, trading in futures

Securities and Exchange Commission, p. 6

contracts. As discussed by the staff in Managed Futures Association3 and other no-action letters, a number of factors are relevant to determining an issuer’s primary business for purposes of Section 3(b)(1), including its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and the source of its income.4 In the context of a commodity pool, however, the staff in Managed Futures Association stated that the most important factor is “the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss.”5 The staff further noted that a commodity pool’s primary business should be deemed to be trading in commodity interests, rather than securities, “if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests represent the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with the management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

In this case, the Investing Pool expects that gains or losses with respect to the CERFs will be the principal source of gains and losses on its assets. As discussed in the prospectus, the Investing Pool and Trust have been structured for the purpose of giving investors exposure to the underlying commodities represented by the GSCI® Excess Return Index (the “GSCI-ER”). The other assets of the Investing Pool, to the extent that they constitute investment securities, will be short-term, high quality assets that satisfy applicable margin posting requirements for the CERFs. While the Investing Pool will receive a corresponding short-term market yield or return on these margin assets, this return is incidental to its positions in the CERF contracts, and BGI does not view these margin assets as a primary source of gain or loss for the Investing Pool. The Investing Pool’s public representations, as illustrated by the prospectus, reflect the focus on the GSCI-ER and the CERFs as its primary business. Accordingly, pursuant to Section 3(b)(1) of the Investment Company Act, the Investing Pool is not an investment company.

The Trust

An interest in the Investing Pool is expected to constitute substantially all of the assets of the Trust. Although that interest itself may constitute an investment security, which would otherwise bring the Trust within the scope of Section 3(a)(1)(C) of the Investment Company Act, the staff in Managed Futures Association took the position that in a two-tier commodity pool structure of this type, the top-tier pool may “look through” to the activities of the second-tier pool in determining its primary business for purposes of Section 3(b)(1) of the Investment Company Act.6 Accordingly, because the Investing Pool is itself not an investment company as discussed above, the Trust is also not an investment company, pursuant to Section 3(b)(1) of the Investment Company Act.

[3]	(Publicly available July 15, 1996).
[4]	See also Toponah Mining Co. of Nevada, 26 S.E.C. 426 (1947).
[5]	See also Peavey Commodity Futures Fund (publicly available June 2, 1983).
[6]	The other condition set forth in Managed Futures Association, that both the top-tier and second-tier pool be operated by a registered commodity pool operator, will be satisfied in the case of the Trust and the Investing Pool.

Securities and Exchange Commission, p. 7

8.	Please revise to include management’s discussion and analysis related to your planned operations. At a minimum, your discussion should include the impact that your significant accounting estimates, liquidity and capital resources, market risk and credit risk will have on your financial condition, changes in financial condition and results of operations. Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

The requested disclosure has been added beginning at page 35.

Prospectus Cover Page

9.	Please disclose the offering price of the Shares to the Initial Purchaser, the Authorized Participants and other investors. If it is impracticable to disclose the offering price, disclose the method or formula by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

The cover page has been revised to disclose the price per Share at which the initial Baskets will be sold to the Initial Purchaser and that sales of Shares by the Trust to Authorized Participants will be made at a price per Share equal to the net asset value per Share for the day on which the applicable creation order is received by the Trustee.

The price per Share at which Shares will be sold by the Initial Purchaser and Authorized Participants to other investors may vary based on numerous factors, including the then-current trading price and net asset value of the Shares, as described on the cover page of the prospectus.

10.	Please reduce your use of defined terms on the cover page and in the summary section. Also, please limit the cover page to information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision. See our Plain English Handbook available at www.sec.gov.

Revisions have been made to the cover page of the prospectus and the Prospectus Summary section to comply with Item 501 of Regulation S-K and the Commission’s plain English requirements.

11.	It is not apparent why you have provided the recent settlement price for a CERF. Please remove from the cover page or advise us why this information required by Item 501 or key to an investment decision.

The requested deletion has been made.

Securities and Exchange Commission, p. 8

12.	We note that the Initial Purchaser has agreed to purchase shares. Please advise us how this transaction complies with or is exempt from Section 5 of the Securities Act. If you are relying on the exemption provided by Section 4(2) and Regulation D of the Securities Act, please provide an analysis as to why this transaction should not be integrated with the public offering.

The Initial Purchaser has not yet entered into an agreement to purchase Shares. It is contemplated that the Initial Purchaser will purchase the initial baskets of Shares in accordance with the exemption provided by Section 4(2) of the Securities Act. This transaction is expected to occur prior to the effectiveness of the Registration Statement in order for the Trust and the Investing Pool to have assets and liabilities as of the time of effectiveness. Any resale of those Shares by the Initial Purchaser to investors will be made pursuant to the Registration Statement. Under these circumstances, it does not appear that the proposed structure would implicate the policies underlying the integration doctrine, and BGI, accordingly, does not believe that it would be appropriate to apply the integration doctrine.

13.	Please revise to expressly state that Authorized Participants who purchase Baskets will be entitled to redeem those shares while investors who purchase from the Authorized Participants will not. Also, please state, if true, that the Initial Purchaser will have no redemption right.

The cover page of the prospectus has been revised to indicate that investors who purchase Shares from Authorized Participants may redeem those Shares only through an Authorized Participant.

Like any other investor in the Shares, the Initial Purchaser will have the ability to redeem Shares through an Authorized Participant. The Initial Purchaser will have no separate redemption right under the Distribution Agreement.

Prospectus Summary

14.	We note your disclosure on page 4 regarding the advantages of an investment in the shares. If you retain this disclosure in the summary, please also include a balancing summary of the most significant risks.

Additional disclosure in response to this comment has been added at pages 4 and 5.

Investment Objective, page 3

15.	Based on the disclosure on page 3, it appears that the investment pool margin account may be invested in securities other than U.S. Treasuries, even though the Index assumes an investment in U.S. Treasuries. Please disclose in the summary the limits, if any, on the types of investments that may be made in the margin account.

Investments of margin assets will be limited to those permitted under the applicable rules of the Commodity Futures Trading Commission and the Chicago Mercantile Exchange (the “CME”), which is the market on which the CERFs will trade, and the terms of the relationship between the Investing Pool and its clearing futures commission merchant. Additional disclosure will be added when such terms are finalized.

Securities and Exchange Commission, p. 9

16.	Please disclose when you expect the shares to be listed.

BGI expects that the Shares will be listed for trading on a national stock exchange as of the time the Registration Statement is declared effective. Revisions have been made at the prospectus cover page and at pages 2, 4, 16, 38 and 66 to clarify that the Shares will be so listed.

The Offering, page 5

17.	Please state the amount of shares you are offering.

The maximum number of Shares the Trust is offering pursuant to the prospectus has been added at page 6.

18.	We note your disclosure regarding net asset value. Please disclose the method, if any, by which shareholders will be apprised of the per share net asset value and how often the information will be updated.

Disclosure in response to this comment has been added at page 8 and at page 40.

Risk Factors, page 10

19.	Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, a number of the subheadings merely state a fact with no reference to the associated risk.

The requested revision has been made throughout the Risk Factors section beginning at page 10.

The value of the Shares depends on the value of the CERF. . ., page 10

20.	Please revise the first bullet to more clearly explain how an increase in producer hedging activity could impact the shares.

The requested revision has been made at page 10.

Suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares, page 10

21.	Please disclose how market limits impact your calculation of NAV.

The requested revision has been made at page 11.

Securities and Exchange Commission, p. 10

The trading of CERFs presents risks unrelated to the GSCI-ER, page 14

22.	Please disclose examples of activities of market participants that could adversely affect the correlation between the value of the CERFs and the level of the GSCI-ER.

The requested disclosure has been added at page 12.

The “rolling” of the Investing Pool’s position in CERFs, page 13

23.	Please clarify whether all CERFs held by the Investing Pool prior to rolling will have the same expiration date, or whether the Investing Pool will purchase CERFs from time to time with different expiration dates.

The requested clarification has been made at page 13.

The liquidity of the Shares may be affected by the withdrawal from participation of Authorized Participants. . ., page 15

24.	Please expand the disclosure to clarify why withdrawal of one or more Authorized Participants could decrease liquidity of the Shares.

The requested disclosure has been added at page 16.

Exchange position limits and other rules may restrict the creation of Baskets and the operation of the Investing Pool, page 17

25.	Please advise us whether you expect to know the result of your application for exemption from the position limits prior to effectiveness. If not, please disclose in the risk factor how the inability to obtain such an exemption will impact this offering.

The result of the application for exemption from the position limits may not be known prior to the effectiveness of the Registration Statement. The related risk factor has been clarified at page 17.

There may be conflicts of interest between you and the Sponsor and its affiliates, page 18

26.	Please revise the header to include the specific conflict relating to trading by the sponsor and its affiliates for their own accounts.

The requested revision has been made at page 18.

Securities and Exchange Commission, p. 11

The Index and the GSCI-ER, page 25

27.	Please revise to clarify your reference to the GSCI. Identify and briefly describe the various indices that Goldman Sachs has developed under the GSCI banner and explain the difference between the GSCI and the other published indices. Also, please clearly state the relevance of the GSCI-ER and the GSCI-TR to investors in this offering.

Revisions to the disclosure have been made to clarify the relationship among the GSCI®, the GSCI-ER and the GSCI® Total Return Index (the “GSCI-TR” or the “Index”). BGI does not believe that any other indices developed by Goldman, Sachs & Co. under the GSCI® banner are relevant to prospective investors in the Shares. As discussed in the prospectus, the GSCI-ER is relevant to investors because it is the index underlying the CERFs. The GSCI-TR is relevant because it is the index to which the performance of the Shares is expected to correspond generally, before expenses of the Trust and the Investing Pool.

28.	We note your disclosure regarding the GSCI-ER in the first paragraph on page 26. Please provide a more detailed explanation of the following:

•	the GSCI-ER rolling process; and

•	the likelihood and extent of discounts or premiums resulting from the rolling process.

With respect to the first bullet point, further explanation of the rolling process has been added at page 27, along with a cross reference to the more detailed discussion of that process that appears elsewhere in the prospectus.

With respect to the second bullet point, BGI is unable to determine the likelihood or the extent of any discounts or premiums resulting from the rolling process. The rolling process does not generate actual premiums or discounts. When a position in a delivery month is liquidated as part of a roll, an analogous position to that liquidation is to be established in the next delivery month. If the price of a contract for the next delivery month is lower than the price of a contract for the first delivery month, the roll will result in a larger number of contracts being acquired in the second delivery month than are owned in the first delivery month. Conversely, if the price of a contract for the next delivery month is higher than the price of a contract for the first delivery month, the roll will result in fewer contracts in the next delivery month being acquired than are owned in the first delivery month. The differential in the number of contracts results in the GSCI-ER reflecting to a greater or lesser extent subsequent changes in the price of the contract for the next delivery month. Whether any price differential exists between the delivery months involved in a roll, however, will depend on the prices of these contracts at the time the roll occurs. Because it is impossible to predict those prices, BGI cannot determine the likelihood and extent of discounts or premiums resulting from the rolling process or of how the GSCI-ER will be affected as a result thereof.

Securities and Exchange Commission, p. 12

Composition of the GSCI, page 27

29.	The tenth eligibility criterion may be difficult for an investor to understand. Please revise to more clearly explain the meaning of “reference percentage dollar weight,” “contract production weight” and “daily contract reference price.”

The requested revision has been made at page 29.

30.	Please describe any limits on the ability of the Index Sponsor to adjust the contracts in the GSCI during the year. Indicate whether the Index Sponsor must receive approval from the Policy Committee for any such adjustments. Also, please disclose how an investor will be notified of changes made to the GSCI by the Index Sponsor.

Additional disclosure has been added at page 31 to address these points.

Contract Expirations, page 30

31.	Please revise to clarify the impact, if any, on weighting of the GSCI in the event a trading facility deletes one or more contract expirations. Also, describe any impact on the value of the GSCI-ER.

The requested revisions have been made at page 32.

Total Dollar Weight of the GSCI, page 30

32.	Please tell us the difference between the calculation of total dollar weight and the calculation of contract daily return.

These two concepts define how the level of the Goldman Sachs Commodity Index (the “GSCI®”) changes from one day to the next based on how the price of each commodity underlying the GSCI® changes and the contract’s weight in the GSCI®.

The Contract Daily Return is the percentage change of the Total Dollar Weight of the GSCI® between two consecutive days on which the offices of Goldman, Sachs & Co. in New York City are open for business (each such day, a “GSCI® Business Day”).

The Total Dollar Weight is sum of the dollar weights of all the contracts included in the GSCI®. The dollar weight of each contract is calculated as the contract’s production weight (which is the contract’s weight in the Index) multiplied by the contract’s daily contract reference price, which is the settlement price of the contract as determined and published by the exchange and relevant third parties.

The value of the GSCI-ER on any GSCI® Business Day is equal to the product of (A) the value of the GSCI-ER on the immediately preceding GSCI® Business Day and (B) one plus the Contract Daily Return on the GSCI® Business Day on which the calculation is made.

Securities and Exchange Commission, p. 13

The value of the Index on any GSCI® Business Day is equal to the product of (A) the value of the Index on the immediately preceding GSCI® Business Day and (B) one plus the sum of the Contract Daily Return and the United States Treasury Bill Return on the GSCI® Business Day on which the calculation is made and (C) one plus the United States Treasury Bill Return for each non-GSCI® Business Day since the immediately preceding GSCI® Business Day.

33.	Please describe the circumstances under which a trading facility might fail to make a daily contract reference price available. Also, please discuss the factors that might cause the Index Sponsor to conclude that a contract reference price reflects manifest error.

Additional disclosure in response to this request has been added at pages 32 and 33.

Business of the Trust and the Investing Pool, page 33

34.	Please describe the CERFs in more detail. Provide an analysis of whether the CERFs are securities for purposes of the federal securities laws. Also, please tell us why an Authorized Participant would purchase shares of iShares when it has already purchased the CERFs directly.

Additional disclosure regarding CERFs has been added at page 38.

CERFs are futures contracts on an index of physical commodities that will be traded on the CME, a designated contract market, in accordance with the requirements of the Commodity Exchange Act. As such, they are subject to the exclusive jurisdiction of the Commodity Futures Trading Commission under Section 2(a)(1)(A) of the Commodity Exchange Act and are therefore not securities for purposes of the federal securities laws.

An Authorized Participant may purchase Shares when it has already purchased CERFs for a number of reasons, including to facilitate transactions with, or for the accounts of, customers, to hold in inventory for sale to customers and to engage in arbitrage or similar transactions.

35.	Please expand your disclosure regarding the potential for the value of the new CERFs into which the Investing Pool’s positions will be rolled to be different from the value of the expiring CERFs. In particular, what circumstances would be likely to cause a difference in values and what is the likelihood that such differences would be material. In addition, please clarify why a change in the value of the underlying CERFs would not have a material effect on the value of the shares.

The requested disclosure has been added at page 38.

Securities and Exchange Commission, p. 14

Investment Objective of the Trust and the Investing Pool, page 34

36.	Refer to the last paragraph under this heading. Please revise to explain the basis for your statement that the price of Shares sold to retail investors is expected to be less than the prices of currently existing means to invest in physical commodities or futures contracts on physical commodities.

This discussion has been clarified at page 39.

Valuation of CERFs; Computation of Trust’s Net Asset Value, page 35

37.	We note that the daily settlement price for the CERF is established by the CME. Please discuss the historical correlation, if any, between the daily settlement price for the CERF and the contract daily return of the GSCI-ER.

The CERFs have not begun trading on the CME. BGI expects that the CERFs will begin trading shortly before the Registration Statement is declared effective. As a result, there is currently, and BGI expects that there will be as of the effectiveness of the Registration Statement, no meaningful data from which to draw any conclusion regarding the historical correlation of the daily settlement price for the CERF and the contract daily return of the GSCI-ER.

Trust Expenses, page 35

38.	Please disclose all expenses that will be paid by the Trust and would therefore cause the return on the shares to differ from the return on the Index. Please include similar disclosure on page 39.

Additional disclosure has been added at page 40 and at pages 43 and 44 in response to this request.

Creation of Baskets, page 37

39.	Please discuss how and when you will determine the type and amount of consideration required to purchase a Basket. Indicate how you will communicate that pricing information to the Authorized Participants. Provide similar disclosure with respect to the Basket Amount for redemptions.

The requested disclosure has been added at pages 41 and 42.

40.	Please disclose, if accurate, that an Authorized Participant that delivers CERFs as consideration must also pay cash in amount sufficient to fund the margin account on such CERFs.

The requested disclosure has been added at page 41.

Securities and Exchange Commission, p. 15

41.	Please disclose the circumstances in which the Trustee would accept only cash as consideration for a basket and not require the Authorized Participant to pay additional issuance costs.

The disclosure has been revised at page 41 to clarify that, if the Trustee accepts only cash from an Authorized Participant as consideration for a Basket, the Authorized Participant must pay any additional issuance costs required in order to establish the corresponding CERF position.

Trust Expenses, page 39

42.	Please describe and quantify all of the Trust’s expenses, including those that will be assumed by the Sponsor. Also, please disclose the basis for the Sponsor’s obligation to pay the Trust’s expenses and indicate whether the Sponsor has the discretion to terminate any such agreement.

Additional disclosure has been added at pages 43 and 44 in response to this request. Because the expenses for which the Trust is responsible are primarily extraordinary expenses contingent on the occurrence of future events, BGI is unable to quantify further the Trust’s potential expenses.

Glossary, page 43

43.	Please advise us whether the “Basket Amount” will equal the product of NAV and 50,000.

The “Basket Amount” will be an amount of CERFs, cash or short-term securities with a value equal to the product of (A) the net asset value per Share and (B) the number of Shares that constitute a Basket, in each case on the date on which the determination is made.

44.	Please expand your definitions of “Index” and “GSCI-ER” to explain how each is calculated.

Because complete disclosure of how each of the Index and the GSCI-ER is calculated appears elsewhere in the prospectus, cross references to that disclosure have been added at page 49.

Break-Even Analysis, page 48

45.	Please disclose the basis of your estimate in footnote 4.

The requested disclosure has been added at page 53.

Securities and Exchange Commission, p. 16

Plan of Distribution, page 57

46.	Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

BGI will name any such Authorized Participants in a subsequent pre-effective amendment to the Registration Statement.

47.	Please advise us how you will update the prospectus to reflect the participation of new underwriters.

If required, the Trust will file a post-effective amendment to the Registration Statement to reflect the addition of new Authorized Participants. BGI notes that such post-effective amendment is not required in the context of exchange-traded funds that are registered investment companies.

48.	We note that Authorized Participants must be registered broker-dealers, may break down Baskets to sell to investors and may charge such investors commissions in connection with such sale. Please revise the disclosure to state that Authorized Participants that purchase baskets in order to distribute to their customers will be underwriters.

The requested revision has been made at page 63.

49.	Please advise us whether the Initial Purchaser and Authorized Participants acting as underwriters will seek NASD approval with respect to underwriter compensation.

BGI expects that the Initial Purchaser will seek NASD approval with respect to underwriter compensation.

50.	Please disclose that you have entered into the Distribution Agreement with the Initial Purchaser and indicate the date of the agreement. Also, please describe any material terms that you have not already disclosed.

The requested disclosure has been added at page 63.

51.	Refer to the last paragraph on page 57. Please explain how the activities of the Initial Purchaser will be distinct from those of an Authorized Participant.

The requested disclosure has been added at page 63.

Securities and Exchange Commission, p. 17

52.	Please discuss in more detail the distribution of shares by Authorized Participants to other investors. Disclose the method of distribution and the price at which those shares will be sold.

Please see the response to comment 1.

53.	Please disclose the information required by Item 508(e) of Regulation S-K with respect to the shares sold to the Initial Purchaser and to Authorized Participants.

Neither the Initial Purchaser nor any Authorized Participant will receive any discounts or commissions from the Trust in connection with the creation and sale of Baskets. The Initial Purchaser and any Authorized Participants may receive commissions or fees from investors who purchase Shares through their commission- or fee-based brokerage accounts.

A reasonably itemized statement of all expenses in connection with the offering of the initial Baskets by the Initial Purchaser has been added at page II-1. Because these expenses will be paid entirely by the Sponsor, and not from the assets of the Trust or the Investing Pool, the estimated aggregate expenses have been included with the disclosure regarding the Sponsor’s expenses at pages 2, 40 and 52.

Experts, page 60

54.	Please revise to identify the auditor for the financial statements of the Investing Pool.

The requested revision has been made at page 67.

Part II

Exhibits

55.	Please file copies of your opinions or provide us with drafts so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

BGI expects to file with the Commission the remaining exhibits to the Registration Statement in a subsequent pre-effective amendment to the Registration Statement.

*    *    *    *

Securities and Exchange Commission, p. 18

BGI respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (212) 225-2234 or Edward J. Rosen at (212) 225-2820

Sincerely,

/S/ GEOFFREY B. GOLDMAN
Geoffrey B. Goldman

cc:	Ira Shapiro, Esq.
(Barclays Global Investors International, Inc.)

Edward J. Rosen, Esq.
(Cleary Gottlieb Steen & Hamilton LLP)